

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

Chandler D. Robinson
Chief Executive Officer
Monopar Therapeutics Inc.
1000 Skokie Blvd., Suite 350
Wilmette, IL 60091

   Re: Monopar Therapeutics
     Registration Statement on Form S-3
     Filed December 21, 2022
     File No. 333-268935

Dear Chandler D. Robinson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alan Campbell at 202-551-4224 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: John J. Harrington